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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, 7th Floor
(No. and Street)

Columbus	OH	43287
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. McFarland, (614) 480-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Melanie K. McFarland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

MARISA D. GRAY
Notary Public, State of Ohio
My Commission Expires 01-10-2023

Melanie K. McFarland
Signature

Treasurer
Title

Marisa Gray
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Huntington Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company") as of December 31, 2019, and the related statements of operations, of changes in shareholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital For Brokers And Dealers Under Rule 15C3-1 under the Securities Exchange Act of 1934 and Computation For Determination of Customer Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15C3-3 under the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital For Brokers And Dealers Under Rule 15C3-1 under the Securities Exchange Act of 1934 and Computation For Determination of Customer Reserve Requirements and Information Relating to Possession and Control

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Requirements Under Rule 15C3-3 under the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2020

We have served as the Company's auditor since 2015.

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	19,443,887
Receivable from clearing broker		50,000
Securities owned - at fair value		33,818,924
Accounts receivable		3,414,167
Net deferred tax assets		2,297,881
Prepaid expenses		970,351
TOTAL ASSETS	$	59,995,210

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Securities sold, not yet purchased - at fair value	$	9,467
Accrued personnel expenses		6,708,125
Accrued expenses		1,865,663
Payable to affiliate		2,152,451
Payable to clearing broker		725,688
Other liabilities		84,430
Total liabilities	$	11,545,824
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)		
SHAREHOLDER'S EQUITY:		
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	$	20,856,310
Retained earnings		27,593,076
Total shareholder's equity	$	48,449,386
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	59,995,210

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND BUSINESS

Description of business — The Huntington Investment Company (HIC or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC). HIC is also a SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying financial statements include the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Revenue from contracts with customers - Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash – Cash consists primarily of cash in banks and deposits with HNB, which are readily convertible to known amounts of cash without prior notice or penalty.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2019, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HIC's financial instruments, such as cash and securities owned, are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 6 for more information regarding fair value measurements.

Share-based compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBI stock (HBAN) granted to employees under various stock option and restricted share plans. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e. vesting period). HIC's allocation of this expense is reflective of share-based compensation activity related to HIC employees. Share-based compensation is recorded in personnel expenses in the accompanying Statement of Operations and as Share-based compensation in the accompanying Statement of Changes in Shareholder's Equity.

Pension and other postretirement benefits — Eligible employees of HIC participate in the employee benefit programs of HBI. The contra-liability associated with HIC's portion of the HBI pension plan is recognized on the Statement of Financial Condition in Accrued personnel expenses. Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k)

plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents revenue by major source for the year ended December 31, 2019.

Commissions		
Brokerage commissions	$	16,959,942
Insurance commissions		
Fixed annuity commissions		19,617,383
Variable annuity commissions		6,225,280
Other insurance commissions		1,838,626
Distribution fees		10,343,092
Total commissions revenue	$	54,984,323
Asset-based fees	$	29,392,580
Underwriting fees		11,035,239
Cash management fees		1,842,416
Marketing allowance		1,299,222
Total revenue from contracts with customers	$	98,553,780
Revenue from other sources		2,196,949
Total revenues	$	100,750,729

<u>Commissions</u>

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance commissions - The Company enters into arrangements with insurance carriers to distribute fixed and variable annuity products. The funds used to purchase variable annuity products are invested in shares of mutual funds. The Company receives upfront annuity commissions for initial sales and also receives ongoing annuity trailing revenue over time. The Company believes that its performance obligation is the sale of annuity products to investors and as such this is fulfilled

on the trade date, which is when the annuity application and premium are submitted to the carrier. A reserve is established for annuity commissions on initial sales that will be refunded as a result of policy cancellations or surrenders. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Insurance commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company also enters into arrangements with insurance carriers to sell other products including life and health policies. The Company receives upfront insurance commissions for the sale of these policies. The Company believes that its performance obligation is the sale of the insurance products to customers and as such this is fulfilled on the trade date, which is when the insurance application and premium are submitted to the carrier; the revenue is recorded at the time of the sale.

Distribution fees – The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset-based fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are earned monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.